&3/8 KW

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

13013860

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

SEC FILE NUMBER
8-68618

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonepine Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1840 Gateway Drive, Suite 200
(No. and Street)

San Mateo (City) California (State) 94404 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Reilly, Managing Partner 650-866-5371
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr Pilger Mayer, Inc.
(Name - *if individual, state last, first, middle name*)

60 South Market Street, Suite 800 (Address) San Jose, (City) California (State) 95113 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
3/9/13

OATH OR AFFIRMATION

I, James Reilly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Stonepine Advisors, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

James F. Reilly
Signature

Managing Partner
Title

Notary Public

ANA MARIA R. RUSSO
Commission # 1972695
Notary Public - California
Santa Clara County
My Comm. Expires Apr 18, 2016

STONEPINE ADVISORS, LLC

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

STONEPINE ADVISORS, LLC
(SEC ID. NO. 8-68618)

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2012, Report of Independent Registered
Public Accounting Firm and Supplemental Report on Internal Control

PUBLIC DOCUMENT

Building Your Future

BPM
BURR PILGER MAYER

STONEPINE ADVISORS, LLC
(SEC ID. NO. 8-68618)

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2012, Report of Independent Registered
Public Accounting Firm and Supplemental Report on Internal Control
PUBLIC DOCUMENT

* * * * *

STONEPINE
ADVISORS

Filed pursuant to Rule 17a-5(e)(3) as a Public Document

STONEPINE ADVISORS, LLC

CONTENTS

BPM
BURR PILGER MAYER

60 South Market Street, Suite 800, San Jose, CA 95113
Phone 408.961.6300 Fax 408.961.6324 Email bpm@bpmcpa.com Web bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Stonepine Advisors, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Stonepine Advisors, LLC (the Company) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Stonepine Advisors, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Burr Pilger Mayer, Inc.

San Jose, California
February 26, 2013

ACCOUNTANTS & CONSULTANTS

STONEPINE ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS

Cash	$	29,444
Accounts receivable, net		49,188
Note receivable and accrued interest from related party		31,192
Prepaid expenses and other assets		5,887
Total assets	$	115,711

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	5,529
Due to related party		1,863
Total liabilities		7,392
Member's equity		108,319
Total liabilities and member's equity	$	115,711

The accompanying notes are an integral part of these financial statement.

STONEPINE ADVISORS, LLC

NOTES TO FINANCIAL STATEMENT

December 31, 2012

---

1. Ownership Structure

Stonepine Advisors, LLC (the Company) is a registered securities broker-dealer that is incorporated in the state of California as a California limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides services as a strategic and financial advisor to small and mid-sized technology companies. Such services include both buy and sell side merger and acquisition advice and fairness opinions, financial structure advice, valuation services and capital raising services on an agency basis, in either the public or private market. The Company is headquartered in San Mateo, California.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash

Cash consists of cash on hand, checking and saving accounts. There are no withdrawal restrictions on cash. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2012.

Accounts Receivables and Allowance for Doubtful Accounts

Accounts receivable are stated at the amount management expects to collect from outstanding balances after discounts and bad debts, taking into account credit worthiness of customers and its history of collection. Management provides for probable uncollectible amounts through a charge to earnings and an increase to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off and charged to the allowance for doubtful accounts. The Company does not typically recognize interest income on trade receivables. As of December 31, 2012, the allowance for doubtful accounts was approximately $6,000.

Financial Instruments and Fair Value

The carrying amounts of the Company's financial instruments, including cash, accounts receivable, note receivable and accounts payable approximate their fair values due to their short maturities. There are no financial instruments that are required to be measured at fair value on a recurring basis.

2. Summary of Significant Accounting Policies, continued

Income Taxes

A limited liability company is not a taxpaying entity for federal income tax purposes. The Company does not provide for federal taxes since all income and losses flow through to the member for inclusion in the member's tax return.

The Company follows the accounting interpretation issued by the Financial Accounting Standards Board on uncertainties in income taxes. This interpretation requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company did not recognize any uncertain tax positions as of December 31, 2012.

The Company's tax returns are subject to examination by the Internal Revenue Service and the California Franchise Tax Board, generally for three years and four years, respectively, after they are filed.

3. Commitment

The company leases its office under a one year operating lease agreement which contains renewal options for one year terms. Future minimum lease payments required under the operating lease are approximately $4,000.

4. Related Party Transactions

During the year, the Company provided consulting services to a client for which the managing member is a director. The accounts receivable balance with the client was approximately $20,000 as of December 31, 2012.

In August 8, 2012, the Company loaned $30,000 in the form of a promissory note with a related party of which the managing member is a director. The promissory note is due on demand and bears interest at 10%. As of December 31, 2012, the note receivable and accrued interest totaled $31,192.

In connection with the issuance of the promissory note, the Company received a warrant from the related party to purchase shares of its next issuance of equity securities at an exercise price of $0.01 per share. The number of shares is determined by dividing the issuance price of the new equity securities by $60,000 upon an equity issuance of at least $1,000,000. The warrant has a term of ten years. No new equity securities have been issued by the related party and no value has been assigned to the warrant.

As of December 31, 2012, the amount due to the managing member for expense reimbursement was $1,863.

5. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) adopted by the SEC and administered by FINRA, which requires the Company to maintain minimum net capital as defined by the Rule and a ratio of aggregate indebtedness to net capital, as defined, the greater of $5,000 or 6.67% of aggregate indebtedness. The relationship of aggregate indebtedness to net capital changes from day to day. At December 31, 2012, the Company's net capital was $21,652, its ratio of aggregate indebtedness to net capital was 0.34 to 1, and its net capital was $16,652 in excess of the required minimum net capital.

The Company is exempt from the requirements of Rule 15c3-3, as adopted by the SEC.

6. Concentration of Credit Risk

Cash is maintained with high quality financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

The Company extends credit to its customers, located primarily in California, in the ordinary course of business. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures. The Company performs ongoing credit evaluations of its customers, but generally does not require collateral to support accounts receivable.

One customer accounted for 36% of gross accounts receivable at December 31, 2012.

The Company hires independent contractors to provide services to its customers. One independent contractor represented 91% of accounts payable at December 31, 2012.

7. Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure through February 26, 2013, the date which this financial statement was available to be issued. Nothing has occurred outside the normal course of business operations that require disclosure or recognition as of December 31, 2012.

Supplemental Report

BPM
BURR PILGER MAYER

60 South Market Street, Suite 800, San Jose, CA 95113
Phone 408.961.6300 Fax 408.961.6324 Email bpm@bpmcpa.com Web bpmcpa.com

SUPPLEMENTAL REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Member
Stonepine Advisors, LLC

In planning and performing our audit of the financial statement of Stonepine Advisors, LLC (the Company) as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the managing member, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr Pilger Mayer, Inc.

Burr Pilger Mayer, Inc.

San Jose, California
February 26, 2013

BURR PILGER MAYER, INC.

BPMCPA.com

AUDIT • TAX • CONSULTING • WEALTH MANAGEMENT